Exhibit 99.1

BAJA MINING CORP
500-200 Burrard Street, Vancouver, BC, Canada V6C 3L6
T 604 685 2323 F 604 629 5228

December 2, 2010

BAJ:TSX/BAJFF:OTCQX

NEWS RELEASE

BAJA WINS EXPLORATION AND DEVELOPMENT FUNDING AWARD

Baja Mining Corp. ("Baja") is pleased to announce that it received the "Exploration and Development Funding Award" at the annual Mines and Money Awards Dinner held in London, UK on December 1, 2010.

Baja received the award for the signing of US$823 million in project financing for the construction and development of the Boleo project located in Baja California Sur, Mexico.

"I am delighted that we have been chosen for this prestigious award" said John Greenslade, President & CEO "The closing of the project debt financing in September was a major milestone for Baja. This has contributed to our total financing package of over US$1 billion and has allowed us to re-commence construction at Boleo."

Baja was advised by Endeavour Financial International Corporation on the project debt financing.

The award was granted to the most effective financing of a development project. Mining companies were nominated from Mining Journal readers for this year's Outstanding Achievement Awards (for the twelve months ended September) and voted by their industry peers.

Baja Mining is a Vancouver, Canada-based publicly traded mine development company (TSX:BAJ; OTCQX:BAJFF) with a 70% interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico, targeted for copper commissioning in 2012, and production in early 2013. A Korean syndicate of industrial companies holds the remaining 30%. Baja is the project operator. The Boleo Project has a copper/cobalt/zinc/manganese resource consisting of 265 million tonnes of measured and indicated resources (including approximately 70 million tonnes of proven and probable reserves) and approximately 165 million tonnes of inferred resources. A January 2010 NI 43-101 compliant updated technical report to the 2007 definitive feasibility study confirmed that the Boleo Project can be developed economically at an after-tax internal rate of return of 25.6% based on 100% equity. The Project, which has a minimum scheduled mine life of 25 years (during which the noted proven and probable reserves will be exploited), has a NPV of US$1.306 billion, using an eight percent discount rate, and an average life-of-mine cash cost of negative $0.29/lb for copper, net of by-product credits.

ON BEHALF OF THE BOARD OF DIRECTORS OF BAJA MINING CORP.

"John W. Greenslade"

www.bajamining.com

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JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, within the meaning of Canadian securities laws, such as statements that describe the anticipated mine life; the Company’s expected NPV and IRR of the project; expected future metal prices; expected timing of copper production and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv) the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.

www.bajamining.com

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